EXHIBIT 99.1

AVALON RARE METALS INC.
(the “Issuer”)

REPORT OF VOTING RESULTS

For Each Matter Submitted to a Vote at the Annual and Special Meeting of Shareholders of Common
Shares of the Issuer held on January 26, 2012

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon	Outcome of Vote	Percentage of Votes Cast
Elect the following nominees as directors of the Issuer for the ensuing year:
Donald S. Bubar	Elected	In Favour:	96.505%
		Withheld:	3.495%
David Connelly	Elected	In Favour:	97.814%
		Withheld:	2.186%
Alan Ferry	Elected	In Favour:	92.433%
		Withheld:	7.567%
Phil Fontaine	Elected	In Favour:	97.461%
		Withheld:	2.539%
Brian D. MacEachen	Elected	In Favour:	97.788%
		Withheld:	2.212%
Peter McCarter	Elected	In Favour:	97.680%
		Withheld:	2.320%
Richard Morland	Elected	In Favour:	97.753%
		Withheld:	2.247%
Hari Panday	Elected	In Favour:	97.381%
		Withheld:	2.619%
Appoint McCarney Greenwood LLP Chartered Accountants as Auditor of the Issuer	Carried	In Favour:	97.655%
		Withheld:	2.345%

AVALON RARE METALS INC.

By:       “Richard Pratt”
    ____________________
    Corporate Secretary